Tidal Trust II 485BPOS

Exhibit 99(p)(xxv)

Code of Ethics

January 2024

Introduction and Overview

In an effort to ensure that Peerless Wealth, LLC (PW) has and maintains a reputation of integrity and the highest ethical standards, it is essential not only that Peerless Wealth and its representatives comply with relevant federal and state securities laws, but also maintain the highest standards of personal and professional conduct. Peerless Wealth has developed this Code of Ethics (“The Code”) to help ensure that business practices are consistent and are conducted to reflect these high ethical standards.

Peerless Wealth is an investment advisory firm. PW believes that acting in a client’s best interest requires the removal of any conflict of interest. Not accepting any commission from outside sources whenever possible makes us distinct from other advisors described as “fee-based” (fees + commission) or “fees and commissions” (often means a fee for the financial plan and Commissions for the implementation of that plan). The only compensation PW receives is paid directly to us from our clients. We have no allegiance to any company, product or service and will only make the recommendations we believe are best for you, our client. The policies and procedures set forth in the Code apply to all Representatives of the firm. Failure to comply with the Code may result in disciplinary action, including termination of employment.

PW holds to the following principles:

•	PW and its representatives are Fiduciaries to PW clients. PW shall and will always place the interests of our clients first.

•	All personal securities transactions shall be conducted in such a manner as to be consistent with the Code of Ethics and to avoid any actual or potential conflict of interest or any abuse of a representative’s position of trust and responsibility.

•	No Representative of PW shall take advantage of their position with any client in any way.

•	Confidential client information (Identity, investments, circumstances) shall be protected and kept in a secure location not to be shared with anyone outside of PW and the client without permission and/or approval from said client.

•	The “Fiduciary Principle” that independence in the investment decision-making process is paramount.

Standards of Business Conduct

All PW representatives must comply with all applicable federal and state securities laws. PW representatives are not permitted, directly or indirectly:

I.	To defraud a client in any manner;

II.	To mislead a client, by making a statement that omits material facts;

III.	To engage in any act or practice that would be considered fraud or deceitful conduct in relation to a client;

IV.	To engage in any manipulative practices with respect to a client; and/or
V.	To engage in any manipulative practices with respect to securities, including price manipulation.

Conflicts of Interest

By acting as a fiduciary, PW has a duty of care, loyalty, honesty, and good faith and to act in the best interests of its clients. PW representatives shall avoid conflicts of interest and by fully disclosing all material facts concerning any potential conflict of interest that does arises with respect to any client. Representatives have a responsibility to avoid any potential situation that has even the appearance of a conflict or impropriety.

Personal Securities Transactions

PW representatives may own the same securities as those acquired by PW for its clients. However, PW representatives must always place the best interests of the firm’s clients ahead of their own interests. Thus, PW representatives must refrain from any transactions that in any way might harm the firm’s clients or give the impression of acting contrary to a PW’s client’s best interests. No representative may knowingly buy, sell, or dispose of in any manner, including by gift, a personal securities investment which would cause, or appear to cause, a conflict with the interests of a PW client. Representatives are expected to use common sense and good professional judgment in any case in which a possible conflict of interest may exist. If in doubt, PW representatives are required to consult the Chief Compliance Officer or his/her designee for a ruling.

Gifts and Entertainment

A conflict of interest occurs when the personal interests of a representative interferes or could possibly interfere with their responsibilities to the firm and its clients. The overriding principle is that supervised persons should not accept inappropriate gifts, favors, entertainment, special accommodations, and/or other things of material value that could influence their decision-making or make them feel beholden to a person or firm. Similarly, supervised persons should not offer gifts, favors, entertainment and/or other items of value that could be viewed as overly generous and/or aimed at influencing a decision-making or making a client feel beholden to the firm and/or the supervised person.

Gifts

No supervised person may accept any gift, service, or other thing of more than de minimis value from any person or entity that does business with or on behalf of the adviser without the approval by the Chief Compliance Officer. No supervised person may give or offer any gift of more than de minimis value to existing clients, prospective clients, or any entity that does business with or on behalf of the adviser without pre-approval by the Chief Compliance Officer.

Cash

No supervised person may give or accept cash gifts or cash equivalents to or from a client, prospective client, or any entity that does business with or on behalf of the adviser without approval by the Chief Compliance Officer.

Entertainment

No supervised person may provide or accept extravagant or excessive gifts of entertainment to or from a client, prospective client, or any person or entity that does or seeks to do business with or on behalf of the adviser without approval by the Chief Compliance Officer. Supervised persons may provide or accept a business gift of an entertainment event, such as dinner or a sporting event, of reasonable value, if the person or entity providing the entertainment is present at said event.

Confidentiality

Information concerning the identity of a client, investment holdings and financial circumstances is confidential. All information regarding clients must be kept in strict confidence, including the client’s identity the client’s financial circumstances, the client’s security holdings, and advice furnished to the client by the firm. Any representative is prohibited from disclosing to persons outside the firm any non-public information about any client, the investments made or held by the firm on behalf of a client, information regarding the firm’s trading strategies, except as required to effectuate securities transactions on behalf of a client or for other legitimate business purposes.

Service on a Board of Directors

There is a high potential for conflicts of interest and insider trading problems, investment personnel may not serve on the boards of directors of any public companies without previous approval from the Chief Compliance Officer. A director of a private company is required to resign at the end of the current term if the company goes public during his/her term as a director.

Marketing and Promotional Activities

All oral and written statements, including those made to clients, prospective clients, their representatives, or the media must be professional, accurate, balanced, and not misleading in any way. Any promotional materials must be pre-approved of the Chief Compliance Officer.

Outside Activities

Representatives are prohibited from engaging in outside business or investment activities that may interfere with their duties with the firm. Outside business affiliations, including directorships of private companies, consulting engagements, or public/ charitable positions must be approved in writing by the Chief Compliance Officer.

Fiduciary Appointments

Approval must be obtained from the Chief Compliance Officer before accepting an executorships, trusteeship, or power of attorney, other than with respect to a family member. Fiduciary appointments on behalf of family members must be disclosed at the inception of the relationship.

Creditors’ Committees

Representatives are prohibited from serving on a creditors committee except as approved by the firm as part of the person’s duties to PW.

Disclosure

Representatives should disclose any personal interest that might present a conflict of interest or harm the reputation of the firm.

Chief Compliance Officer

Peerless Wealth has appointed Mr. Erik Thompson as its Chief Compliance Officer. Any and all references to the Chief Compliance Officer refer to Mr. Erik Thompson. Training and education regarding the Code of Ethics will occur periodically, but at least annually. All Representatives are required to attend any training sessions or read any applicable materials.

Reporting Violations

PW representatives are required to report any potential violation of the firm’s the Code to the PW’s Chief Compliance Officer.

Confidentiality

All reports will be treated confidentially to the extent permitted by law and investigated promptly and appropriately. Reports may not be submitted anonymously.

Alternate Designee

PW does not have an alternate designee at this time. Mr. Erik Thompson is the sole designee of PW. The alternate designee is the person to whom a representative of PW may report violations.

Types of Reporting

Reporting violations such as non-compliance with applicable laws, rules, and regulations; fraud or illegal acts involving any aspect of the firm’s business; material misstatements in regulatory filings, internal books and records, clients’ records or reports; activity that is harmful to clients including fund shareholders, and deviations for required controls and procedures that safeguard clients and the firm.

Apparent Violations

Anyone affiliated to Peerless Wealth in any way is/are required to report “apparent” and/or “suspected” violations in addition to “actual” and/or “known” violations of the Code to PW’s Chief Compliance Officer.

Retaliation

Retaliation in any way against an individual who reports apparent, suspected or actual violation is prohibited and constitutes a violation of the Code.

Sanctions

Any violations of the Code will result in disciplinary action that a designated person deem appropriate, including but not limited to, a termination from PW, fines, disgorgement, suspension, demotion, or termination of employment. In addition to sanctions, violations may result in referral to civil or criminal authorities where appropriate.

Personal Trading Policies

The following policies and procedures apply to all accounts owned or controlled by an Access Person, those accounts owned or controlled by members of the Access Person’s Family/Household, those account in which an Access Person exercises investment discretion (excluding the Advisory Client accounts of PW), and any account in which the Access Person has any beneficial interest, such as a trust account, certain investment pools in which you might participate, and certain accounts that others may be managing for you. These accounts are collectively referred to as “Covered Accounts.” Any account in question should be addressed with the CCO immediately to determine if it is a covered account.

Reporting Requirements

Access Persons must submit the reports described below, even if they have no holdings, transactions or accounts to list in the reports.

A.	Initial Holdings Reports: No later than 10 calendar days after you become an Access Person, you must complete an Initial Holdings Report.

The Initial Holdings Report requires you to list all brokerage accounts and securities owned or controlled by you, or members of your Family/Household. The information contained in the initial holdings report must be current as of a date no more than 45 days prior to the date of hire. It also requires you to list all brokers, dealers and banks where you maintained an account in which any securities (not just Covered Securities) were held for the direct or indirect benefit of you or a member of your Family/Household on the date you became an employee.

Each Access Person must notify the CCO within 10 calendar days of opening or closing an account.

The Initial Holdings Report also requires you to confirm that you have read and understand this Code, that you understand that it applies to you and members of your Family/Household.

B.	Quarterly Transaction Reports: As instructed by the CCO, and in no event later than 30 calendar days after the end of each calendar quarter, you must complete a Quarterly Transaction Report and submit it to the CCO. The following information is contained in this report.

a.	With respect to any transaction during the quarter in a Covered Security in which you have direct or indirect Beneficial Ownership:

i.	The date of the transaction, the tile, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Covered Security involved;

ii.	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

iii.	The price of the Covered Security at which the transaction was effected.

iv.	The name of the broker, dealer, or bank with or through which the transaction was effected; and

v.	The date that the report is submitted by the Access Person.

b.	With respect to any account established by you in which any securities were held during the quarter for your direct or indirect benefit:

i.	The name of the broker, dealer or bank with whom you established an account;

ii.	The date of the account was established; and

iii.	The date that you submitted the report.

C.	Annual Holdings Reports: By January 31st of each year, you must complete an Annual Holdings Report to the CCO. The Annual Holdings Report requires you to list all Covered Securities in which you (or a member of your Family/Household) had Beneficial Ownership as of December 31st of the prior year. It also requires you to list all brokers, dealers and banks where you or a member of your Family/Household maintained an account in which any securities (not just Covered Securities) were held for the direct or indirect benefit of you or a member of your Family/Household on December 31st of the prior year.

The Annual Holdings Report also requires you to confirm that you have read and understand this Code, have complied with its requirements, and that you understand that it applies to you and members of your Family/Household.

Exemptions from Reporting

Non-Reportable Securities as defined in Rule 204(A)-1 are exempt from reporting requirements.

529 College Savings Plans, which PW does not manage, distribute, market or underwrite the Plan or the investments and strategies underlying the Plan, are not considered “Covered Accounts” and do not need to be reported by the employee.

Managed Accounts that the employee does not have direct or indirect influence or control over are exempted from the transaction reporting requirement. To qualify for this exemption, a Managed Account Letter (see Exhibit A) must be turned into Compliance along with any necessary advisory agreements and the Managed Account Certification form (see Exhibit B)

Principle Transactions

Neither PW nor an employee may engage in principal transactions between a proprietary account and a client account.

Private Placements

No Employee may acquire, directly or indirectly, Beneficial Ownership of any security in a private placement without the prior approval of the CCO.

Initial Public Offerings

No employee may acquire, directly or indirectly, Beneficial Ownership of any security in an initial public offering without the prior approval of the CCO.

Manipulative Practices

Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) makes it unlawful for any person, acting alone or with others, to effect a series of transactions in any security registered on a national securities exchange creating actual or apparent active trading in such security or raising or depressing the price of the security, for the purpose of inducing the purchase or sale of such security by others. Rule 10b-5 under the Exchange Act has been interpreted to proscribe the same type of trading practices in OTC securities.

The thrust of these prohibitions against manipulative trading practices is that no employee should, alone or with others, for either a client account or a proprietary account:

I.	Engage in trading or apparent trading activity for the purpose of inducing purchases or sales by others; or

II.	Engage in trading or apparent trading activity for the purpose of causing the price of a security to move up or down, and then take advantage of such price movement by buying or selling at such “artificial” price level.

III.	Of course, buy or sell programs may cause stock prices to rise or fall, and price changes resulting from supply and demand factors are not prohibited. Rather, prohibited activity is where there is a purpose to affect the price of a security artificially through trading or apparent trading, not where such change is an incidental result of a change in supply, demand, or in the intrinsic value of a security.

Client Priority

Clients, including mutual funds in which PW serves as Investment Adviser, must always receive the best price, in relation to employees, on same day adviser directed transactions. Employees of PW must first give priority on all purchases and sales of securities to PW’s clients, prior to the execution of transactions for their proprietary accounts, and personal trading must be conducted so as not to conflict with the interests of a client. While the scope of such actions cannot be exactly defined, they would always include each of the following prohibited situations:

a.	Contemporaneously purchasing the same securities as a client without making an equitable allocation of the securities to the client first, on the basis of such considerations as available capital and current positions, and then to the account of the employee;

b.	Knowingly purchasing or selling securities, directly or indirectly, in such a way as to personally injure a client’s transactions;

c.	Using knowledge of securities transactions by a client to profit personally, directly or indirectly, by the market effect of such transactions; and

d.	Giving to any person information not generally available to the public about contemplated, proposed or current purchases or sales of securities by or for a client account, except to the extent necessary to effectuate such transactions.

e.	Exempted from these guidelines are situations where an Access Person has an account managed by a professional investment advisor where the: Access Person has no discretion over the trades made in that account; trades are allocated without the Access Person’s knowledge; and the Access Person has submitted to the CCO a letter from the investment advisor acknowledging the above, upon request of the CCO.

Case-by-Case Exemptions

Because no written policy can provide for every possible contingency, the CCO may consider granting additional exemptions from the Prohibitions on Trading on a case-by-case basis. Any request for such consideration must be submitted by the covered person in writing to the CCO. Exceptions will only be granted in those cases in which the CCO determines that granting the request will create no actual, potential or apparent conflict of interest. All exceptions that are granted will be so granted only in writing.

Review of Personal Securities Transactions

Confirmations, statements, and other information regarding personal securities transactions and personal account holdings will be reviewed at least quarterly to monitor compliance with this policy. Such reviews will be conducted by the CCO or a designee that shall report the findings of the review to the CCO with documentation to substantiate the review maintained in PW’s compliance files. PW reserves the right to require any employee to reverse, cancel or freeze, at the employee’s expense, any transaction or position in a specific security if PW believes the transaction or position violates its policies or appears improper. PW will keep all such information confidential except as required to enforce this policy, to participate in any investigation concerning violations of applicable law or as it otherwise believes to be necessary under the circumstances.

Pre-Clearance for Personal Securities Transactions

Pre-clearance shall not be required for personal securities transactions other than initial public offerings, purchases or sales in a mutual fund in which PW acts as Advisor or Sub advisor, and/or private placements. However, you are strongly encouraged to obtain pre-clearance for all securities transactions.

Insider Trading

The purpose of the Insider Trading Policy is to educate our Associated Persons regarding Insider Trading, and to detect and prevent Insider Trading by any person associated with PW. The term “Insider Trading” is not specifically defined in the securities laws, but generally refers to the use of material, Non-Public Information to trade in securities or the communication of material, Non-Public Information to others.

Prohibited Activities

All Associated Persons of PW, including contract, temporary, or part-time personnel, or any other person associated with PW are prohibited from the following activities:

a.	trading or recommending trading in securities for any account (personal or client) while in possession of material, Non-Public Information about the issuer of the securities; or

b.	Communicating material, Non-Public Information about the issuer of any securities to any other person.

c.	The activities described above are not only violations of these Insider Trading Policies, but also may be violations of applicable law.

Reporting of Material, Non-Public Information

Any Associated Person who possesses or believes that she or he may possess material, Non-Public Information about any issuer of securities must report the matter immediately to the CCO. The CCO will review the matter and provide further instructions regarding appropriate handling of the information to the reporting individual.

Penalties for Insider Trading

The legal consequences for trading on or communicating material, Non-Public Information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he/she does not personally benefit from the violation. Penalties may include:

a.	civil injunctions

b.	jail sentences

c.	revocation of applicable securities-related registrations and licenses

d.	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and

e.	fines for the employee or other controlling person.

f.	In addition, PW’s management will impose serious sanctions on any person who violates the Insider Trading Policies. These sanctions may include suspension or dismissal of the persons involved.

SANCTIONS

All disciplinary responses to violations of the Code shall be administered by the CCO, subject to approval by the President of PW. Determinations regarding appropriate disciplinary responses will be administered on a case-by-case basis.

CERTIFICATION

All Associated Persons are required to annually certify his or her understanding and continuing acceptance of, as well as agreement to abide by, the guidelines and polices set forth herein. Additionally, any change or modification to the Code will be distributed to all Associated Persons and they will be required to certify their receipt, understanding and acceptance of the change(s).

Glossary

Access Person - An Access Person is (i) any full time employee, (ii) each member of the Family/Household of such person that is directly employed by PW, and (iii) each person to whom such person contributes support. All of PW’s directors, officers, and shareholders are presumed to be Access Persons. Contract, temporary, or part-time personnel may be considered an Access Person by the CCO depending on job function.

Advisory Client - Any person to whom or entity to which PW serves as an investment adviser, renders investment advice or makes any investment decisions for a fee is considered to be a client.

Associated Person - All Access Persons, contract, temporary, or part-time personnel, shareholders and other beneficial owners of PW are collectively referred to as ‘Associated Persons’.

Beneficial Ownership - Any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities.

Chief Compliance Officer – Mr. Erik Thompson or another person that is designated to perform the functions of CCO when she is not available. For purposes of reviewing the CCO’s own transactions and reports under this Code, the functions of CCO are performed by Mr. Erik Thompson, CCO.

Covered Securities - Anything that is considered a “security” under the Investment Adviser Act of 1940, except:

a.	Direct obligations of the U.S. Government.

b.	Banker’s acceptances, bank certificates of deposit, commercial paper and high quality short-term debt obligations, including repurchase agreements.

c.	Shares of open-end investment companies that are registered under the Investment Company Act (mutual funds) and not advised or sub-advised by PW.

d.	Note: This is a broad definition of security. It includes most kinds of investment instruments, including things that you might not ordinarily think of as “securities,” such as:

e.	Exchange Traded Funds and Notes

f.	Options on securities, on indices, and on currencies

g.	Limited Partnerships

h.	Foreign Unit Trusts and Foreign Mutual Funds

i.	Private Investment Funds and Hedge Funds

Family/Household - Members of your Family/Household include

a.	Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support).

b.	Your children under the age of 18.

c.	Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).

d.	Any of these people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships.

Insiders - The concept of “insider” is broad, and includes all employees of a company. In addition, any person may be a temporary insider if she/he enters into a special, confidential relationship with a company in the conduct of a company’s affairs and as a result has access to information solely for PW’s purposes. Any person associated with the Adviser may become a temporary insider for a company it advises or for which it performs other services. Temporary Insiders may also include the following: a company’s attorneys, accountants, consultants, bank lending officers and the employees of such organizations.

Insider Trading - While the law concerning “Insider Trading” is not static, it generally prohibits: (1) trading by an insider while in possession of material, Non-Public Information; (2) trading by non-Insiders while in possession of material, Non-Public Information, where the information was either disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; and (3) communicating material, Non-Public Information to others.

Material Information - Any information that a reasonable investor would likely consider important in making his or her investment decision; or any information that is reasonably certain to have a substantial effect on the price of a company’s securities.

Examples of Material Information include the following: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments

Non-Public Information - Information is “non-public” until it has been effectively communicated to the market and the market has had time to “absorb” the information. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

Non-Reportable Securities - Specifically exempt from the definition of Covered Securities are: treasury securities; bank certificates of deposit, commercial paper, etc.; money market fund shares; shares of open-end mutual funds that are not advised or sub-advised by PW; and units of a unit investment trust (“UIT”) if the UIT is invested exclusively in unaffiliated mutual funds.

AGREEMENT TO ABIDE BY PEERLESS WEALTH’S CODE OF ETHICS

SIGNATURE PAGE

This agreement is entered into by and between Peerless Wealth, LLC (“PW”) and the employee whose name and signature is represented below (the “Employee”). By signing this agreement the Employee acknowledges that:

1)	He or she has received a copy of the Company’s Code of Ethics;

2)	He or she has read and understands the information contained in the Code of Ethics; and,

3)	He or she will abide by the Code of Ethics and any subsequent amendments thereto.

I further certify that I have disclosed all legal and disciplinary events for which I am, or have been, personally involved, including information regarding any actions or fines by any Self-Regulatory Organization.

To comply with the personal securities transactions reporting policy and Peerless Wealth’s Code of Ethics, I further certify that I will provide to Peerless Wealth’s designated CCO duplicate copies of all periodic statements relating to my account(s).

Signed:	Date:

Name:

Title: